FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2006
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Press Release
Press Release
Press Release
Press Release
SIGNATURES

(1)	Press Release, “Dr. Reddy’s Filed F-3 Registration Statement with the U.S. Securities and Exchange Commission”, November 13, 2006.

(2)	Press Release, “Dr. Reddy’s Announces Pricing of American Depositary Shares,” November 16, 2006.

(3)	Press Release, “Dr. Reddy’s Announces Issuance of Additional American Depositary Shares,” November 29, 2006.

(4)	Press Release, “ Dr. Reddy’s and Torrent Pharma Sign Agreement For Exclusive Commercialization Of Listril And Listril Plus In Russia,” November 29, 2006.

Press Release
[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

DR. REDDY’S FILES F-3 REGISTRATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION
November 13, 2006, Hyderabad, India: Dr. Reddy’s Laboratories Ltd. (NYSE:RDY) today announced that the Company has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission relating to a proposed offering of American Depositary Shares, or ADSs of up to 13.5 million shares, excluding the underwriter’s over-allotment option.
The Form F-3 filed today does not contain any information regarding the terms and conditions of the proposed ADS offering. The Company will file a Prospectus Supplement in due course.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
A copy of the registration statement is available on the U.S. Securities and Exchange Commission website at www.sec.gov under Filings and Forms (EDGAR).

Press Release
[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

DR. REDDY’S ANNOUNCES PRICING OF AMERICAN DEPOSITARY SHARES
November 16, 2006, New York, U.S.: Dr. Reddy’s Laboratories Limited (NYSE:RDY) today announced the pricing of the public offering of 12.5 million (excluding the underwriter’s over-allotment option) American Depositary Shares (“ADS”) at U.S.$ 16.00 per ADS. The offering is expected to close on November 22, 2006.
On November 13, 2006, the Company filed a shelf registration statement on Form F-3 and preliminary supplement prospectus with the U.S. Securities and Exchange Commission relating to a proposed offering of American Depositary Shares, or ADSs of up to 13.5 million shares, excluding the underwriter’s over-allotment option.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
A registration statement and preliminary prospectus supplement to prospectus dated November 13, 2006 relating to these securities has been filed with the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
A copy of the registration statement and preliminary prospectus supplement to prospectus dated November 13, 2006 is available on the U.S. Securities and Exchange Commission website at www.sec.gov under Filings and Forms (EDGAR).

Press Release
[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

DR. REDDY’S ANNOUNCES ISSUANCE OF ADDITIONAL AMERICAN DEPOSITARY SHARES
November 29, 2006, India: Dr. Reddy’s Laboratories Limited (NYSE:RDY) announced today, the issuance of an additional 1,800,000 American Depositary Shares (“ADS”) to the underwriters at a public offer price of U.S.$16.00 per ADS pursuant to the exercise of the over-allotment option that Dr. Reddy’s had granted to the underwriters in a previously announced offering completed on November 22, 2006. A total of 14,300,000 ADSs have been issued under the offering (including this issuance).
On November 16, 2006, Dr. Reddy’s announced the pricing of the public offering of 12,500,000 ADSs (excluding the underwriter’s over-allotment option) at a public offer price of U.S.$ 16.00 per ADS. The final prospectus supplement was filed with the Securities and Exchange Commission on November 17, 2006 and the offering was completed on November 22, 2006. The underwriters’ had the option to purchase up to an additional 1,800,000 ADSs within 30 days starting November 22, 2006.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
A registration statement and prospectus supplement dated November 16, 2006 to prospectus dated November 13, 2006 relating to these securities has been filed with the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
A copy of the registration statement and prospectus supplement dated November 16, 2006 to prospectus dated November 13, 2006 is available on the U.S. Securities and Exchange Commission website at www.sec.gov under Filings and Forms (EDGAR).

Press Release
[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

Dr. Reddy’s and Torrent Pharma Sign Agreement For Exclusive Commercialization Of Listril And Listril Plus In Russia
November 29, 2006, Hyderabad & Ahmedabad, India: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) and Torrent Pharmaceuticals Ltd. today announced that they have concluded an agreement for exclusive commercialization of two of Torrent’s brands in Russia, viz. Listril (Lisinopril) and Listril Plus (Lisinopril HCTZ), both of which are cardiovascular drugs used in the treatment of high blood pressure. The two brands would add to the stable of cardiovascular drugs Dr. Reddy’s is currently offering in Russia. This agreement offers the potential for immediate commercialization of these two brands as they have already been registered in Russia.
This is the second agreement of this kind that Dr. Reddy’s has made with Torrent Pharma for the territory of Russia. The first was related to the licensing for Omez D (Omeprazole 10mg + Domperidone 10mg, used to treat gastro-intestinal diseases like heartburn, dyspepsia and epigastric pain), a product that will be launched in Ukraine and Kazakhstan in the short term, followed by Russia and Belarus.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
About Torrent Pharma:
Torrent Pharma has a presence in over 50 countries with more than 1000 product registrations worldwide. It has 8 wholly-owned subsidiaries in international markets, giving it a strong presence in the major markets of Brazil, Germany, USA, Russia, Japan, Mexico and important Asian / African countries. The Company’s manufacturing facilities are compliant with the world’s best and most stringent certifications, including the US FDA, MHRA (UK), EU cGMP, WHO, etc. Torrent Pharma’s R&D Centre has one of the most advanced infrastructures for both basic and applied research. The Company has a long-term commitment for NCE research and its key areas of focus are Metabolic disorders (especially diabetes and its complications, obesity), Cardiovascular disorders and Cerebrovascular disorders.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)
	By:	/s/ V. Viswanath
Date: December 11, 2006		Name:	V. Viswanath
		Title:	Company Secretary